UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2013

Commission File Number: 001-33800

Tiger Media, Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Room 902 and 903, 500 Weihai Road, Jing An District, Shanghai, China 200041
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Tiger Media Receives Notice Confirming Its Compliance
with NYSE MKT Standards

Shanghai, China, January 23, 2013 — Tiger Media, Inc. (“Tiger Media”) (NYSE MKT:
IDI, IDI.WS), formerly known as SearchMedia Holdings Limited, one of China's leading multi-platform media companies, today disclosed receipt of a notice from
NYSE MKT LLC ("NYSE MKT" or the "Exchange"), dated January 22, 2013 that it had resolved the continued listing deficiencies with respect to Sections
1003(a)(i-iv) of the NYSE MKT Company Guide (the “Company Guide”) since it has reported preliminary shareholders’ equity above $6,000,000 as of December 31,
2012, and that the Company had demonstrated that it has remedied its financial impairment.  The Exchange’s determination of compliance was based on the presumption that the Company’s audited financial results to be included in the
Company’s Form 20-F for the year ended December 31, 2012 will be consistent with the Company’s preliminary financial results issued in its press release on
January 16, 2013.

About Tiger Media

Tiger Media is a multi-platform media company based in Shanghai, China. Tiger
Media operates a network of high-impact LCD media screens located in the central business district areas in Shanghai. Tiger Media’s core LCD media platforms are complemented by other digital media formats that it is developing including transit advertising and traditional billboards, which together enable it to provide multi-platform, “cross-over” services for its local, national and international advertising clients. Learn more at www.tigermedia.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, but are not limited to: whether the
Company’s  audited results included in the 20-F for the year ended December 31,
2012 will keep Tiger Media in compliance with the Company Guide; that the
Exchange will commence delisting procedures against the Company in the event the
Company’s audited financial results included in its Form 20-F for the year ended
December 31, 2012 cause the Company to be out of compliance with Sections
1003(a)(i-iv) of the Company Guide; whether the Company will maintain compliance with the Exchange’s continued listing standards going forward; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and
Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger
Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
Paul Conway, 0118613918844646
ir@searchmediaholdings.com

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiger Media, Inc.

Date: January 24, 2013	By:	Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer